Exhibit 11

Pinnacle Entertainment, Inc.

Computation of Per Share Earnings

	For the three months ended September 30,
	Basic		Diluted (a)
	2003	2002	2003	2002
	(in thousands, except per share data-unaudited)
Average number of common shares outstanding	25,934	25,911	25,934	25,911
Average common shares due to assumed conversion of stock options	0	0	1,394	209

Total shares	25,934	25,911	27,328	26,120

Net loss	$(16,397)	$2,481	$(16,397)	$2,481

Per share net loss	$(0.63)	$0.10	$(0.60)	$0.09

	For the nine months ended September 30,
	Basic		Diluted (a)
	2003	2002	2003	2002
	(in thousands, except per share data-unaudited)
Average number of common shares outstanding	25,934	25,721	25,934	25,721
Average common shares due to assumed conversion of stock options	0	0	655	208

Total shares	25,934	25,721	26,589	25,929

Net loss before cumulative effect of a change in accounting principle	$(19,628)	$(6,232)	$(19,628)	$(6,232)
Cumulative effect of a change in accounting principle, net of taxes	0	(56,704)	0	(56,704)

Net loss	$(19,628)	$(62,936)	$(19,628)	$(62,936)

Per share loss before cumulative effect of a change in accounting principle	$(0.76)	$(0.24)	$(0.74)	$(0.24)
Per share cumulative effect of a change in accounting principle, net of taxes	0.00	(2.21)	0.00	(2.21)

Per share net loss	$(0.76)	$(2.45)	$(0.74)	$(2.45)

(a)	When the computed diluted values are anti-dilutive, the basic per share values are presented on the face of the Condensed Consolidated Statements of Operations.